May 17, 2007

Derek B. Newman
Dechert LLP
1775 I Street, N.W.
Washington, D.C.   20006-2401

Re: Dividend Capital Strategic Global Realty Fund (formerly Dividend Capital
        Enhanced Income Fund)
        File Numbers: 333-130790 and 811-21840

Dear Mr. Newman:

        We have received Pre-Effective Amendment No. 1 to the registration statement of
Dividend Capital Strategic Global Realty Fund (the "Fund") filed on March 15, 2007 on
Form N-2 under the Securities Act of 1933 (the "1933 Act") and the Investment
Company Act of 1940 (the "1940 Act"). The Fund, then called the Dividend Capital
Enhanced Income Fund, had filed its original registration statement on December 30,
2005 and we issued a comment letter on February 13, 2006. The present pre-effective
amendment contains significant and substantial material changes from the original
registration that warrant a complete review of the filing and the issuance of a new
comment letter.

        Our comments are set forth below. The captions we use below correspond to the
captions the Fund uses in its registration statement.

Prospectus

Cover Page

        1. In order to use "global" in its name, the Fund should invest at least 40% of its
total assets outside of the United States.

        2. Please ensure that the legend required by Rule 481(b)(1) under the 1933 Act
appears on the outside front cover page as required by Item 1.1.h of Form N-2.

Prospectus Summary

        3. Under "Investment Adviser and Administrator", please revise the disclosure to
make it clear that Dividend Capital Investments LLC (DCI) is both the Adviser and the

administrator of the Fund. Shifting from "the Adviser" to "DCI" in the same section may create some confusion as to whether this is still the same entity.

4. (a) Supplementally inform the staff why there are separate advisory and administration agreements rather than one integrated agreement and (b) whether the Board considered any entities other than the Adviser to be the Fund's administrator. (c) Inform the staff why the reasons why the Board considered the selection of the Adviser as the Administrator appropriate despite the fact that DCI seems to lack any experience managing investment companies.

5. Disclose whether the Adviser has any experience managing closed-end funds or investment companies. If not, the lack of such experience should be listed as a separate and distinct risk factor both in the prospectus summary and the main body of the prospectus.

Risks of the Fund

6. See the preceding comment.

Dividends and Distributions

7. Supplementally inform the undersigned whether the Fund has sought exemptive relief to permit the distribution of capital gains more frequently than annually. If not, explain to the staff why the Fund has not done so and what are the factors or circumstances that would cause the Fund to seek exemptive relief or to decide that such relief is not needed.

8 Supplementally explain to the staff the reasons why the Fund is committing itself to paying an initial distribution within 90 days from the completion of the offering.

Net Asset Value

9. Supplementally inform the staff whether, and when, the Board formulated and approved the Fund's valuation procedures.

10. Amplify the disclosure to clarify the specific valuation methods that will be applied to derivatives, collateralized debt obligations, commercial mortgage-backed securities, loan participations, and total return swaps.

Statement of Additional Information

Non-Fundamental Policies and Restrictions

11. Under "Portfolio Turnover", disclose whether a high portfolio turnover is anticipated for the Fund. Specifically, state whether the Fund expects to have a portfolio turnover that exceeds 100%.

Management of the Fund

12. The trustees and officers of the Fund, including the requisite number of disinterested trustees, should be furnished by a pre-effective amendment.

General Comments

13. Please state in your response letter whether the NASD will, or has reviewed the terms and arrangements of the offering.

14. We note that portions of the disclosure have been left blank.   We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

15. Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

16. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 21 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

17. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

Notwithstanding our comments, please furnish a letter acknowledging that:

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

4

should the Commission or the staff, acting pursuant to delegated
authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated
authority, in declaring the filing effective, does not relieve the Fund from
full responsibility for the adequacy and accuracy of the disclosure in
the filings;

the Fund may not assert this action as a defense in any proceeding initiated
by the Commission or any person under the Federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide the staff of the Division of Investment Management in
connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation that those requesting acceleration are aware of
their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please
respond to all comments in a letter filed in the form of EDGAR correspondence. Where
no changes will be made in response to a comment, please so state in your letter and
explain the basis for your position. The staff may have further comments after reviewing
your responses.

If you have any questions prior to filing a pre-effective amendment, please direct
them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel